# SEC Schedule 13G/A (Amendment No. 5) — Beneficial ownership report by passive or exempt holders of more than 5% of a class (short form)

Issuer: GitLab Inc., CIK 0001653482
CUSIP: 37637K108
Title of class of securities: Class A Common Stock, par value $0.0000025 per share
Address of issuer's principal executive offices: 268 Bush Street, #350, San Francisco, California (CA), 94104
Date of event which requires filing of this statement: 12/31/2024
Filed pursuant to Rule 13d-1(c)
Amends the filing with accession number 0001193125-22-041729
Filed by CIK 0001733340

## Reporting persons
- GV 2017, L.P.: type of reporting person: partnership (PN); citizenship or place of organization: Delaware (DE); sole voting power 0; shared voting power 4,405,465; sole dispositive power 0; shared dispositive power 4,405,465; aggregate amount beneficially owned 4,405,465 (3.1% of the class)
  Comment: The number reported in Rows 6, 8, and 9 consists of 4,405,465 shares of Class A Common Stock of GitLab Inc. (the "Issuer") held directly by GV 2017, L.P. (the "2017 Partnership"). The general partner of the 2017 Partnership is GV 2017 GP, L.P. ("2017 GP"). The general partner of 2017 GP is GV 2017 GP, L.L.C. ("2017 LLC"). The sole member of 2017 LLC is Alphabet Holdings LLC ("Alphabet Holdings"). The sole member of Alphabet Holdings is XXVI Holdings Inc. ("XXVI"). The controlling stockholder of XXVI is Alphabet Inc. (Alphabet Inc., together with 2017 GP, 2017 LLC, Alphabet Holdings, and XXVI may be collectively referred to as the "2017 Partnership Affiliates"). Each of the 2017 Partnership Affiliates may be deemed to indirectly beneficially own (as that term is defined in Rule 13d-3 of the Securities Exchange Act of 1934, as amended (the "Exchange Act")) the securities directly beneficially owned by the 2017 Partnership.
  
  The percentage in Row 11 is calculated in accordance with Rule 13(d)-3(d)(1)(i) promulgated under the Exchange Act and based on an aggregate total of 141,200,000 shares of the Issuer's Class A Common Stock outstanding as of November 25, 2024 as reported by the Issuer in its Quarterly Report for the period ended October 31, 2024, filed on Form 10-Q with the Securities and Exchange Commission (the "SEC") on December 6, 2024.
- GV 2017 GP, L.P.: type of reporting person: partnership (PN); citizenship or place of organization: Delaware (DE); sole voting power 0; shared voting power 4,405,465; sole dispositive power 0; shared dispositive power 4,405,465; aggregate amount beneficially owned 4,405,465 (3.1% of the class)
  Comment: The number reported in Rows 6, 8, and 9 consists of 4,405,465 shares of Class A Common Stock of the Issuer held directly by the 2017 Partnership. The general partner of the 2017 Partnership is 2017 GP. The general partner of 2017 GP is 2017 LLC. The sole member of 2017 LLC is Alphabet Holdings. The sole member of Alphabet Holdings is XXVI. The controlling stockholder of XXVI is Alphabet Inc. Each of the 2017 Partnership Affiliates may be deemed to indirectly beneficially own (as that term is defined in Rule 13d-3 of the Exchange Act) the securities directly beneficially owned by the 2017 Partnership.
  
  The percentage in Row 11 is calculated in accordance with Rule 13(d)-3(d)(1)(i) promulgated under the Exchange Act and based on an aggregate total of 141,200,000 shares of the Issuer's Class A Common Stock outstanding as of November 25, 2024 as reported by the Issuer in its Quarterly Report for the period ended October 31, 2024, filed on Form 10-Q with the SEC on December 6, 2024.
- GV 2017 GP, L.L.C.: type of reporting person: other (OO); citizenship or place of organization: Delaware (DE); sole voting power 0; shared voting power 4,405,465; sole dispositive power 0; shared dispositive power 4,405,465; aggregate amount beneficially owned 4,405,465 (3.1% of the class)
  Comment: The number reported in Rows 6, 8, and 9 consists of 4,405,465 shares of Class A Common Stock of the Issuer held directly by the 2017 Partnership. The general partner of the 2017 Partnership is 2017 GP. The general partner of 2017 GP is 2017 LLC. The sole member of 2017 LLC is Alphabet Holdings. The sole member of Alphabet Holdings is XXVI. The controlling stockholder of XXVI is Alphabet Inc. Each of the 2017 Partnership Affiliates may be deemed to indirectly beneficially own (as that term is defined in Rule 13d-3 of the Exchange Act) the securities directly beneficially owned by the 2017 Partnership.
  
  The percentage in Row 11 is calculated in accordance with Rule 13(d)-3(d)(1)(i) promulgated under the Exchange Act and based on an aggregate total of 141,200,000 shares of the Issuer's Class A Common Stock outstanding as of November 25, 2024 as reported by the Issuer in its Quarterly Report for the period ended October 31, 2024, filed on Form 10-Q with the SEC on December 6, 2024.
- GV 2021, L.P.: type of reporting person: partnership (PN); citizenship or place of organization: Delaware (DE); sole voting power 0; shared voting power 1,685,773; sole dispositive power 0; shared dispositive power 1,685,773; aggregate amount beneficially owned 1,685,773 (1.2% of the class)
  Comment: The number reported in Rows 6, 8, and 9 consists of 1,685,773 shares of the Issuer's Class A Common Stock directly beneficially owned by GV 2021, L.P. (the "2021 Partnership"). The general partner of the 2021 Partnership is GV 2021 GP, L.P. ("2021 GP"). The general partner of 2021 GP is GV 2021 GP, L.L.C. ("2021 LLC"). The sole member of 2021 LLC is Alphabet Holdings. The sole member of Alphabet Holdings is XXVI. The controlling stockholder of XXVI is Alphabet Inc. (Alphabet Inc., together with 2021 GP, 2021 LLC, Alphabet Holdings, and XXVI may be referred to as the "2021 Partnership Affiliates"). Each of the 2021 Partnership Affiliates may be deemed to indirectly beneficially own (as that term is defined in Rule 13d-3 of the Exchange Act) the securities directly beneficially owned by the 2021 Partnership.
  
  The percentage in Row 11 is calculated in accordance with Rule 13(d)-3(d)(1)(i) promulgated under the Exchange Act and based on an aggregate total of 141,200,000 shares of the Issuer's Class A Common Stock outstanding as of November 25, 2024 as reported by the Issuer in its Quarterly Report for the period ended October 31, 2024, filed on Form 10-Q with the SEC on December 6, 2024.
- GV 2021 GP, L.P.: type of reporting person: partnership (PN); citizenship or place of organization: Delaware (DE); sole voting power 0; shared voting power 1,685,773; sole dispositive power 0; shared dispositive power 1,685,773; aggregate amount beneficially owned 1,685,773 (1.2% of the class)
  Comment: The number reported in Rows 6, 8, and 9 consists of 1,685,773 shares of the Issuer's Class A Common Stock directly beneficially owned by the 2021 Partnership. The general partner of the 2021 Partnership is 2021 GP. The general partner of 2021 GP is 2021 LLC. The sole member of 2021 LLC is Alphabet Holdings. The sole member of Alphabet Holdings is XXVI. The controlling stockholder of XXVI is Alphabet Inc. Each of the 2021 Partnership Affiliates may be deemed to indirectly beneficially own (as that term is defined in Rule 13d-3 of the Exchange Act) the securities directly beneficially owned by the 2021 Partnership.
  
  The percentage in Row 11 is calculated in accordance with Rule 13(d)-3(d)(1)(i) promulgated under the Exchange Act and based on an aggregate total of 141,200,000 shares of the Issuer's Class A Common Stock outstanding as of November 25, 2024 as reported by the Issuer in its Quarterly Report for the period ended October 31, 2024, filed on Form 10-Q with the SEC on December 6, 2024.
- GV 2021 GP, L.L.C.: type of reporting person: other (OO); citizenship or place of organization: Delaware (DE); sole voting power 0; shared voting power 1,685,773; sole dispositive power 0; shared dispositive power 1,685,773; aggregate amount beneficially owned 1,685,773 (1.2% of the class)
  Comment: The number reported in Rows 6, 8, and 9 consists of 1,685,773 shares of the Issuer's Class A Common Stock directly beneficially owned by the 2021 Partnership. The general partner of the 2021 Partnership is 2021 GP. The general partner of 2021 GP is 2021 LLC. The sole member of 2021 LLC is Alphabet Holdings. The sole member of Alphabet Holdings is XXVI. The controlling stockholder of XXVI is Alphabet Inc. Each of the 2021 Partnership Affiliates may be deemed to indirectly beneficially own (as that term is defined in Rule 13d-3 of the Exchange Act) the securities directly beneficially owned by the 2021 Partnership.
  
  The percentage in Row 11 is calculated in accordance with Rule 13(d)-3(d)(1)(i) promulgated under the Exchange Act and based on an aggregate total of 141,200,000 shares of the Issuer's Class A Common Stock outstanding as of November 25, 2024 as reported by the Issuer in its Quarterly Report for the period ended October 31, 2024, filed on Form 10-Q with the SEC on December 6, 2024.
- Alphabet Holdings LLC: type of reporting person: other (OO); citizenship or place of organization: Delaware (DE); sole voting power 0; shared voting power 6,091,238; sole dispositive power 0; shared dispositive power 6,091,238; aggregate amount beneficially owned 6,091,238 (4.3% of the class)
  Comment: The number reported in Rows 6, 8, and 9 consists of: (i) 4,405,465 shares of the Issuer's Class A Common Stock directly beneficially owned by the 2017 Partnership and (ii) 1,685,773 shares of the Issuer's Class A Common Stock directly beneficially owned by the 2021 Partnership. As described more specifically in the footnotes to the tables set forth hereinabove, Alphabet Holdings may be deemed to have indirect beneficial ownership of the securities directly beneficially owned by the 2017 Partnership and the 2021 Partnership.
  
  The percentage in Row 11 is calculated in accordance with Rule 13(d)-3(d)(1)(i) promulgated under the Exchange Act and based on an aggregate total of 141,200,000 shares of the Issuer's Class A Common Stock outstanding as of November 25, 2024 as reported by the Issuer in its Quarterly Report for the period ended October 31, 2024, filed on Form 10-Q with the SEC on December 6, 2024.
- XXVI Holdings Inc.: type of reporting person: corporation (CO); citizenship or place of organization: Delaware (DE); sole voting power 0; shared voting power 6,091,238; sole dispositive power 0; shared dispositive power 6,091,238; aggregate amount beneficially owned 6,091,238 (4.3% of the class)
  Comment: The number reported in Rows 6, 8, and 9 consists of: (i) 4,405,465 shares of the Issuer's Class A Common Stock directly beneficially owned by the 2017 Partnership and (ii) 1,685,773 shares of the Issuer's Class A Common Stock directly beneficially owned by the 2021 Partnership. As described more specifically in the footnotes to the tables set forth hereinabove, XXVI may be deemed to have indirect beneficial ownership of the securities directly beneficially owned by the 2017 Partnership and the 2021 Partnership.
  
  The percentage in Row 11 is calculated in accordance with Rule 13(d)-3(d)(1)(i) promulgated under the Exchange Act and based on an aggregate total of 141,200,000 shares of the Issuer's Class A Common Stock outstanding as of November 25, 2024 as reported by the Issuer in its Quarterly Report for the period ended October 31, 2024, filed on Form 10-Q with the SEC on December 6, 2024.
- Alphabet Inc.: type of reporting person: parent holding company or control person (HC), corporation (CO); citizenship or place of organization: Delaware (DE); sole voting power 0; shared voting power 6,091,238; sole dispositive power 0; shared dispositive power 6,091,238; aggregate amount beneficially owned 6,091,238 (4.3% of the class)
  Comment: The number reported in Rows 6, 8, and 9 consists of: (i) 4,405,465 shares of the Issuer's Class A Common Stock directly beneficially owned by the 2017 Partnership and (ii) 1,685,773 shares of the Issuer's Class A Common Stock directly beneficially owned by the 2021 Partnership. As described more specifically in the footnotes to the tables set forth hereinabove, Alphabet Inc. may be deemed to have indirect beneficial ownership of the securities directly beneficially owned by the 2017 Partnership and the 2021 Partnership.
  
  The percentage in Row 11 is calculated in accordance with Rule 13(d)-3(d)(1)(i) promulgated under the Exchange Act and based on an aggregate total of 141,200,000 shares of the Issuer's Class A Common Stock outstanding as of November 25, 2024 as reported by the Issuer in its Quarterly Report for the period ended October 31, 2024, filed on Form 10-Q with the SEC on December 6, 2024.

## Item 1. Issuer
Name of issuer: GitLab Inc.
Address of issuer's principal executive offices: 268 Bush Street, #350 San Francisco, CA, 94104

## Item 2. Person Filing
Name of person filing:
GV 2017, L.P., a Delaware limited partnership (the "2017 Partnership")
GV 2017 GP, L.P., a Delaware limited partnership ("2017 GP")
GV 2017 GP, L.L.C., a Delaware limited liability company ("2017 LLC")
GV 2021, L.P., a Delaware limited partnership (the "2021 Partnership")
GV 2021 GP, L.P., a Delaware limited partnership ("2021 GP")
GV 2021 GP, L.L.C., a Delaware limited liability company ("2021 LLC")
Alphabet Holdings LLC, a Delaware limited liability company ("Alphabet Holdings")
XXVI Holdings Inc., a Delaware corporation ("XXVI"), and
Alphabet Inc., a Delaware corporation ("Parent" and, together with the 2017 Partnership, 2017 GP, 2017 LLC, the 2021 Partnership, 2021 GP, 2021 LLC, Alphabet Holdings, and XXVI, the "Reporting Persons").
Address of principal business office or, if none, residence:
1600 Amphitheatre Parkway
Mountain View, CA 94043
Citizenship: Each of the Reporting Persons is formed, organized or incorporated, as applicable, in the State of Delaware.

## Item 3. If this statement is filed pursuant to Rules 13d-1(b) or 13d-2(b) or (c), type of person filing
Not applicable.

## Item 4. Ownership
Amount beneficially owned:
Reference to "beneficial ownership" of securities for purposes of this amendment shall be understood to refer to beneficial ownership as that term is defined in Rule 13d-3 of the Securities Exchange Act of 1934, as amended (the "Exchange Act").

As of December 31, 2024, the Reporting Persons may be deemed to beneficially own an aggregate 6,091,238 shares of the Issuer's Class A Common Stock.

As of December 31, 2024, the 2017 Partnership was the direct beneficial owner of 4,405,465 shares of the Issuer's Class A Common Stock described in the preceding paragraph. 2017 GP is the general partner of the 2017 Partnership, and 2017 LLC is the general partner of 2017 GP. As such, 2017 GP and 2017 LLC may each be deemed to indirectly beneficially own the securities directly beneficially owned by the 2017 Partnership.

As of December 31, 2024, the 2021 Partnership was the direct beneficial owner of 1,685,773 shares of the Issuer's Class A Common Stock described in the second paragraph of this Item 4(a). 2021 GP is the general partner of the 2021 Partnership, and 2021 LLC is the general partner of 2021 GP. As such, 2021 GP and 2021 LLC may each be deemed to indirectly beneficially own the securities directly beneficially owned by the 2021 Partnership.

Additionally, as of December 31, 2024: (i) Alphabet Holdings was the sole managing member of both 2017 LLC and 2021 LLC; (ii) XXVI was the sole managing member of Alphabet Holdings; and (iii) Parent was the controlling stockholder of XXVI. As such, for purposes of Section 13(d) of the Exchange Act, each of Alphabet Holdings, XXVI, and Parent may be deemed to indirectly beneficially own all of the Issuer's securities directly or indirectly beneficially owned by each of the other Reporting Persons, comprising an aggregate total of 6,091,238 shares of the Issuer's Class A Common Stock.

Notwithstanding, the filing of this amendment, taken together with the statement on Schedule 13G initially filed by certain of the Reporting Persons on February 14, 2022 (the "Statement"), and subsequent amendments to the Statement filed to date, shall not be construed as an admission that: (i) the 2017 Partnership, 2017 GP and 2017 LLC (collectively, the "2017 Affiliates"), on the one hand, or (ii) the 2021 Partnership, 2021 GP and 2021 LLC (collectively, the "2021 Affiliates"), on the other hand, is or has been, for purposes of Sections 13(d) or 13(g) of the Exchange Act, or for any other purpose, the direct or indirect beneficial owner of any of the Issuer's securities reported herein as beneficially owned by the other. The 2017 Affiliates and the 2021 Affiliates (each, an "Affiliate Group") expressly disclaim beneficial ownership of the securities beneficially owned by the other Affiliate Group.
Percent of class:
As of December 31, 2024, the Reporting Persons were deemed to directly or indirectly beneficially own an aggregate 4.3% of the Issuer's outstanding Class A Common Stock. Of that percentage, beneficial ownership was attributable as follows: (i) 3.1%, directly to the 2017 Partnership and indirectly to each of 2017 GP and 2017 LLC; (ii) 1.2%, directly to the 2021 Partnership and indirectly to each of 2021 GP and 2021 LLC; and (ii) 4.3%, indirectly to each of Alphabet Holdings, XXVI, and Parent.

The aforementioned percentages were calculated in accordance with Rule 13(d)-3(d)(1)(i) promulgated under the Exchange Act and based on an aggregate total of 141,200,000 shares of the Issuer's Class A Common Stock outstanding as of November 25, 2024 as reported by the Issuer in its Quarterly Report for the period ended October 31, 2024, filed with the SEC on Form 10-Q on December 6, 2024.
Sole power to vote or to direct the vote:
2017 Partnership 0
2017 GP 0
2017 LLC 0
2021 Partnership 0
2021 GP 0
2021 LLC 0
Alphabet Holdings 0
XXVI 0
Parent 0
Shared power to vote or to direct the vote:
2017 Partnership 4,405,465
2017 GP 4,405,465
2017 LLC 4,405,465
2021 Partnership 1,685,773
2021 GP 1,685,773
2021 LLC 1,685,773
Alphabet Holdings 6,091,238
XXVI 6,091,238
Parent 6,091,238
Sole power to dispose or to direct the disposition:
2017 Partnership 0
2017 GP 0
2017 LLC 0
2021 Partnership 0
2021 GP 0
2021 LLC 0
Alphabet Holdings 0
XXVI 0
Parent 0
Shared power to dispose or to direct the disposition:
2017 Partnership 4,405,465
2017 GP 4,405,465
2017 LLC 4,405,465
2021 Partnership 1,685,773
2021 GP 1,685,773
2021 LLC 1,685,773
Alphabet Holdings 6,091,238
XXVI 6,091,238
Parent 6,091,238

## Item 5. Ownership of 5 Percent or Less of a Class
This statement reports that the reporting person has ceased to be the beneficial owner of more than 5 percent of the class: yes

## Item 6. Ownership of More than 5 Percent on Behalf of Another Person
Not applicable.

## Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person
Not applicable.

## Item 8. Identification and Classification of Members of the Group
Not applicable.

## Item 9. Notice of Dissolution of Group
Not applicable.

## Item 10. Certifications
Certification: By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect, other than activities solely in connection with a nomination under ?? 240.14a-11.

## Signatures
- GV 2017, L.P.: /s/ Inga Goldbard, Inga Goldbard/General Counsel of GV 2017 GP, L.L.C., the General Partner of GV 2017 GP, L.P., its General Partner (02/13/2025)
- GV 2017 GP, L.P.: /s/ Inga Goldbard, Inga Goldbard/General Counsel of GV 2017 GP, L.L.C., its General Partner (02/13/2025)
- GV 2017 GP, L.L.C.: /s/ Inga Goldbard, Inga Goldbard/ General Counsel (02/13/2025)
- GV 2021, L.P.: /s/ Inga Goldbard, Inga Goldbard/General Counsel of GV 2021 GP, L.L.C., the General Partner of GV 2021 GP, L.P., its General Partner (02/13/2025)
- GV 2021 GP, L.P.: /s/ Inga Goldbard, Inga Goldbard/General Counsel of GV 2021 GP, L.L.C., its General Partner (02/13/2025)
- GV 2021 GP, L.L.C.: /s/ Inga Goldbard, Inga Goldbard/General Counsel (02/13/2025)
- Alphabet Holdings LLC: /s/ Kathryn W. Hall, Kathryn W. Hall/Secretary (02/13/2025)
- XXVI Holdings Inc.: /s/ Kathryn W. Hall, Kathryn W. Hall/Assistant Secretary (02/13/2025)
- Alphabet Inc.: /s/ Kathryn W. Hall, Kathryn W. Hall/Assistant Secretary (02/13/2025)